FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For December 19, 2002

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: December 23, 2002                                                                                                                                      By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator


2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Closes Financing

Calgary, Alberta, December 19, 2002 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has closed the previously announced equity offering with a syndicate of underwriters led by Canaccord Capital Corporation and including First Associates Investments Inc. and Octagon Capital Corporation.  1,000,000 flow-through common shares at a price of $1.65 per flow-through common share and 1,000,000 units at a price of $1.40 per unit were issued.  Each unit consists of one common share and 1/2(one-half) of a share purchase warrant with each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.75 per share at any time within 18 months from closing.

The gross proceeds of $3,050,000 from this financing will be utilized to fund Gentry's 2003 capital expenditure program.

Gentry currently has 23,783,263 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY